RVS



17017828

SEC
Mail Processing
Section
MAY 24 2017
Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST RESEARCH FINANCE, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 BRIARGROVE LANE
(No. and Street)

DALLAS	TX	75287
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK C. DEALY 972-886-0067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. VAIL & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

1801 GATEWAY BLVD., SUITE 212	RICHARDSON	TX	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

alb

OATH OR AFFIRMATION

I, FRANK C. DEALY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST RESEARCH FINANCE, INC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

5/19/2017

Notary Public



BRENNAN LEE
Notary Public, State of Texas
Comm. Expires 02-01-2021
Notary ID 130989206

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Research Finance, Inc.

Financial Statements

and Supplementary Information

Year ended March 31, 2017

FIRST RESEARCH FINANCE, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2017

CONTENTS



M.Vail & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Dinesh J. Pai, CISA

Members:
American Institute of CP
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
FIRST RESEARCH FINANCE, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **FIRST RESEARCH FINANCE, INC.** (the "Company"), (a Texas Corporation), as of March 31, 2017, and the related income statement, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of **FIRST RESEARCH FINANCE, INC.'s** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **FIRST RESEARCH FINANCE, INC.** as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Computation of Net Capital under Rule 15c3-1 of the SEC, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the SEC, and Information Relating to Possession or Control Requirements under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **FIRST RESEARCH FINANCE, INC.** financial statements. The supplemental information is the responsibility of **FIRST RESEARCH FINANCE, INC.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
o 214.660.2000
f 214.276.7555

www.vailcpas.com

323 East Highway 199-P.O. Box 1859
Springtown, TX 76082
o 817.220.8700
f 817.523.3220

FIRST RESEARCH FINANCE, INC.

M. Leil & Associates, P.C.

Richardson, Texas

May 16, 2017

FIRST RESEARCH FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

Assets

Cash	$ 98,050
Commissions receivable	132
Deposit with clearing organization	11,404
Other asset	2,456
Total Assets	$ 112,042

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts payable	$ 1,121
Commissions payable	70,128
Accrued expenses	1,779
Total Current Liabilities	73,028
Stockholder's Equity	
Common stock, 3,000 shares of $.01 par value authorized and 988 shares issued and outstanding	10
Retained earnings	39,004
Total Stockholder's Equity	39,014
Total Liabilities and Stockholder's Equity	$ 112,042

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INC.

STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2017

Revenues:		
Commissions	$	94,342
Other		39,516
Total Revenues		133,858
Costs and Expenses:		
Compensation and related costs		84,847
Clearance costs		15,635
Professional services		10,800
Regulatory fees		6,967
Other operating expenses		12,082
Total Costs and Expenses		130,331
Net income before provision for income taxes		3,527
Provision for income taxes		529
Net income before benefit from prior years' tax loss		2,998
Benefit from prior years' tax loss carry forward		529
Net Income	$	3,527

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2017

Operating Activities	
Net income	$ 3,527
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in commissions receivable	238
Increase in other asset	(2,456)
Increase in accounts payable	621
Increase in commissions payable to stockholder	32,009
Decrease in accrued expenses	(305)
Net cash generated from operating activities	33,634
Cash at March 31, 2016	64,416
Cash at March 31, 2017	$ 98,050

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2017

	Common Stock	Retained Earnings	Total
Balances at March 31, 2016	$ 10	$ 35,477	$ 35,487
Net Income	-	3,527	3,527
Balances at March 31, 2017	$ 10	$ 39,004	$ 39,014

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED MARCH 31, 2017

Balance at March 31, 2016	$ -
Increases	-
Decreases	-
Balance at March 31, 2017	$ -

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2017

A. COMPANY:

FIRST RESEARCH FINANCE INC., INC. in September 1990, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable -** The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made

4. **Income Taxes –** Federal income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the Company had net capital of $34,597 which was $29,597 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.1 to 1.

(Continued)

E. RELATED PARTY TRANSACTIONS:

Office space is leased from the stockholder. Rent expense equals the property taxes. Payments during the year ended March 31, 2017 were $7,018.

Monthly accounting services are provided by the stockholder. Payments for the services during the year ended March 31, 2017 amounted to $6,000.

F. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

G. DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through May 16, 2017, the financial issuance date.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

March 31, 2017

Schedule I

FIRST RESEARCH FINANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2017

Computation of Net Capital:

Total stockholders' equity qualified for net capital	$	39,014
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		39,014
Deductions and/or charges:		
Non-allowable assets		2,456
Net capital before haircuts on securities positions		36,558
Haircuts on Money Market Fund (computed, where applicable, persuant to rule 15c3-1(f))		1,961
Net Capital	$	34,597
Aggregate Indebtedness	$	73,028

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17 A-5 Part IIA on March 31, 2017.

Schedule I

FIRST RESEARCH FINANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

MARCH 31, 2017

Computation of Basic Capital Requirement:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,869
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	29,597
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	27,294
Ratio of aggregate indebtedness to net capital		2.1 to 1

Reconciliation With Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report	$	34,597
Audit adjustment		-
Net capital	$	34,597

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17 A-5 Part IIA on March 31, 2017.

FIRST RESEARCH FINANCE, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2017

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firm: HILLTOP SECURITIES, INC. (FKA SOUTHWEST SECURITIES, INC.)

Schedule III

FIRST RESEARCH FINANCE, INCPORPORATED
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

FIRST RESEARCH FINANCE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED MARCH 31, 2017



M. Vail & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Dinesh J. Pai, CISA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
FIRST RESEARCH FINANCE, INC.
DALLAS, TEXAS

We have reviewed management's statements, included in the accompanying **FIRST RESEARCH FINANCE, INC.** Exemption Report, in which (1) **FIRST RESEARCH FINANCE, INC.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **FIRST RESEARCH FINANCE, INC.** claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) **FIRST RESEARCH FINANCE, INC.** stated that **FIRST RESEARCH FINANCE, INC.** met the identified exemption provisions throughout the most recent fiscal year without exception. **FIRST RESEARCH FINANCE, INC.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **FIRST RESEARCH FINANCE, INC.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)of Rule 15c3-3 under the Securities Exchange Act of 1934.

M. Vail & Associates, P.C.

M. Vail & Associates, P.C.
Richardson, Texas

May 16, 2017

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
o 214.660.2000
f 214.276.7555

www.vailcpas.com

323 East Highway 199-P.O. Box 1859
Springtown, TX 76082
o 817.220.8700
f 817.523.3220

FIRST RESEARCH FINANCE, INC

4315 BRIARGROVE LANE

DALLAS, TEXAS 75287

Exemption Report

First Research Finance, Incorporated (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii)throughout the period April 1, 2015 to March 31, 2016 without exception.

First Research Finance, Inc.

I, Frank C. Dealy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Vice President

May 16, 2017